Exhibit 99.1

Financiero Grupo Galicia S.A.

CUIT: 30-70496280-7

April 22, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), has announced that due to the recent Argentine sovereign debt rating downgrade, Moody’s Latin America ACR S.A. (“Moody´s”) has modified the international rating of certain of the Bank’s Notes, representing subordinated debt issued under its US $2,100 million Global Program, from “Caa3” to “Ca”.

The report regarding the Bank’s Notes is published on Moody’s website (www.moodys.com) and can also be found on the Argentine Securities Commission’s (Comisión Nacional de Valores) website.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish,

which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com